FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

November 23, 2006

ITEM 3 - NEWS RELEASE

The press release was issued November 23, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Africo Resources Ltd. (“Africo”), a company in which Rubicon currently holds an approximate 39.6% interest, has closed its previously announced offering of Subscription Receipts (the “Offering”), for aggregate gross proceeds of $20 million.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Africo Resources Ltd., a company in which Rubicon currently holds an approximate 39.6% interest, has closed its previously announced offering of Subscription Receipts. Africo has issued 5 million Subscription Receipts on a private placement basis to investors at a price of $4.00 per Subscription Receipt, for aggregate gross proceeds of $20 million.

Agents for the Offering consisted of a syndicate which was led by Canaccord Capital Corporation and included TD Securities Inc. and Haywood Securities Inc. (collectively, the “Agents”). Each Subscription Receipt entitles the holder thereof to receive, pursuant to the Arrangement (as defined below), subject to adjustment and without payment of any additional consideration or any further action on the part of the holder, one common share (the “Subscription Receipt Shares”) and one-half of one warrant (each whole warrant a “Warrant”) of CopperCo Resource Corp. (“CopperCo”). Each whole Warrant will be exercisable to acquire one common share of CopperCo, subject to adjustment, at an exercise price of $5.00 until May 23, 2008, provided that if the closing price of the common shares of CopperCo on the applicable stock exchange is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the common shares of CopperCo have traded on a given day within such 20 day period) any time after May 23, 2007, CopperCo may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire

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on the 30th day after the date on which such notice is given by CopperCo. CopperCo will be a new publicly listed company holding 100% of the outstanding shares of Africo following completion of Rubicon’s proposed plan of arrangement (the “Arrangement”), and will change its name to Africo Resources Ltd. as part of the Arrangement.

Upon the completion of the Offering, the gross proceeds of the Offering were placed into escrow (the “Escrowed Funds”). The Escrowed Funds will be released to CopperCo upon satisfaction or waiver of, among other conditions, the completion of the Arrangement. Upon the satisfaction or waiver of all conditions, the Subscription Receipts will automatically be exchanged for the Subscription Receipt Shares and Warrants as part of the Arrangement.

It is anticipated that the Subscription Receipt Shares and Warrants issued upon the exchange of Subscription Receipts will be free of any statutory hold period in Canada. For a more detailed description of the Arrangement, see the Rubicon management information circular dated July 7, 2006 which is available for viewing or downloading on the SEDAR website (www.sedar.com).

The net proceeds from the Offering shall be used for the development of Africo’s Kalukundi copper-cobalt project in the Democratic Republic of Congo, as well as for general corporate purposes.

Completion of the Arrangement is subject to certain conditions, including receipt of a tax ruling from the Canada Revenue Agency, receipt of listing approvals from the relevant stock exchanges, and receipt of a final order from the British Columbia Supreme Court approving the Arrangement. [Note: Subsequent to the issuance of the press release to which this Material Change Report relates, the final order was obtained on November 29, 2006 and the tax ruling was obtained on November 30, 2006.]

It is currently expected that the Arrangement will be completed in early December, assuming all conditions are satisfied.

It is anticipated that, immediately on completion of the Arrangement, shareholders of Rubicon existing at the share distribution record date will hold approximately 7,104,151 shares of CopperCo (non-diluted), and in addition, current optionholders and warrantholders of Rubicon will hold options and warrants entitling them on exercise to receive an additional 642,950 shares of CopperCo, for a fully diluted share position in CopperCo of 7,747,101 shares.

It is expected that CopperCo will have a total of approximately 23,916,189 common shares outstanding on a non-diluted basis following the arrangement, of which the shareholders of Rubicon will hold 7,104,151 shares (or approximately 29.7% of the outstanding shares of CopperCo), current shareholders of Africo other than Rubicon will hold 11,812,038 shares (49.4%), and subscribers under the Offering will hold 5,000,000 shares (20.9%). On a fully diluted basis, CopperCo will have a total of approximately 31,352,550 shares outstanding, consisting of the aforementioned 23,916,189 issued shares, plus an additional 6,793,411 shares reserved for future issuance pursuant to

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options, warrants, convertible notes and securities issuable to the Agents, and 642,950 shares reserved for future issuance pursuant to the aforementioned securities held by Rubicon optionholders and warrantholders.

Pursuant to the rules of the TSX, owing to the potential dilution to the existing Africo shareholders, the Offering has been approved by the shareholders of Africo excluding Rubicon, by way of written consent. The shareholders of Rubicon previously approved the Arrangement and related transactions at the annual and special meeting of Rubicon shareholders held on August 8, 2006 (see Rubicon’s press release dated August 9, 2006 filed on SEDAR). No insiders of Africo or Rubicon participated as subscribers under the Offering, except for a director of Rubicon who subscribed for 10,000 Subscription Receipts. In addition, Antony Harwood, President & CEO of Africo and Chris Theodoropoulos, Chairman of Africo, have agreed to acquire securities which will be convertible as a result of the Arrangement into 65,460 and 12,500 units of CopperCo respectively, subject to regulatory approval. Each unit will consist of one CopperCo common share and one-half of one Warrant.

The Agency Agreement for the Offering is attached hereto as Schedule A.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 4th day of December, 2006.

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SCHEDULE A

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November 6, 2006
DOCUMENT NAME:
AGENCY AGREEMENT
DIRECTORY:
3739625
AUTHOR'S NAME:
JAMES CLARE
COMMENTS:
AGENCY AGREEMENTS, CANADA, U.S., COMMON SHARES

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AGENCY AGREEMENT

November 23, 2006

Africo Resources Ltd.
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Attention: Mr. Chris Theodoropoulos, Chairman

- and to -

CopperCo Resource Corp.
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Attention: Mr. Chris Theodoropoulos, Chairman

- and to -

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Attention: Mr. David Adamson, President and Chief Executive Officer
Dear Sirs/Mesdames:
Re: Private Placement of Subscription Receipts of Africo Resources Ltd.
Canaccord Capital Corporation, TD Securities Inc. and Haywood Securities Inc. (collectively the "Agents" and individually an "Agent") understand that:
Africo Resources Ltd. (the "Corporation") is authorized to issue, among other things, an unlimited number of Common Shares (as hereinafter defined).

As at November 23, 2006, 19,559,139 Common Shares were outstanding as fully paid and non-assessable shares and an aggregate of 6,792,822 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible and exchangeable securities and other rights to acquire Common Shares.

The Corporation will enter into the Arrangement (as hereinafter defined) pursuant to which securityholders of the Corporation will exchange their securities of the Corporation for securities of CopperCo in accordance with a predetermined exchange ratio. Pursuant to the Arrangement, CopperCo will change its corporate name to adopt the corporate name of the Corporation. Upon completion of the Arrangement, CopperCo will become a reporting issuer in a jurisdiction of Canada and it is anticipated that the common shares of CopperCo will be listed on

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the Toronto Stock Exchange. It is currently anticipated that the Arrangement will be completed by the first week of December 2006, subject to fulfillment of certain conditions specified in the Circular (as hereinafter defined).

The Corporation and CopperCo are prepared to issue and sell 5,000,000 Subscription Receipts (individually a "Subscription Receipt" and collectively the "Subscription Receipts") for maximum aggregate gross proceeds of $20,000,000 on the terms and subject to the conditions contained hereinafter.

All Subscription Receipts sold to residents of Canada (in this section the "Canadian Holders") will be subject to an indefinite hold period. It is anticipated that the Underlying Securities (as hereinafter defined) held by Canadian Holders will be freely tradable in Canada upon the completion of the Arrangement.

Each Subscription Receipt will be exchangeable, for no additional consideration, for the Underlying Securities.

Based upon the understanding of the Agents set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agents to act as the sole and exclusive agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Offered Securities, and the Agents hereby agree to act as such agents. It is understood and agreed that the Agents are under no obligation to purchase any of the Offered Securities, although any of them may subscribe for and purchase Offered Securities if they so desire.
The terms and conditions of this Agreement are as follows:
Definitions, Interpretation and Schedules

Definitions: Whenever used in this Agreement:

(i)	"1933 Act" means the United States Securities Act of 1933, as amended;

(ii)	"Agents" means Canaccord Capital Corporation, TD Securities Inc. and Haywood Securities Inc. collectively;

(iii)
"Agreement" means the agreement resulting from the acceptance by the Corporation and CopperCo of the offer made by the Agents herein, including the schedules attached hereto, as amended or supplemented from time to time;

(iv)
"Ancillary Documents" means all agreements, indentures, certificates (including the Subscription Receipt Indenture and the Broker Compensation Option Certificates) and documents executed and delivered, or to be executed and delivered, by the Corporation, CopperCo or Rubicon in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes the Subscription Agreements;

(v)
"Arrangement" means the plan of arrangement to be completed pursuant to the Business Corporations Act (British Columbia) and the Canada Business Corporations Act among the Corporation, CopperCo, Rubicon and Paragon Minerals Corporation, as more particularly described in the Circular;

(vi)	"Auditor" means PriceWaterhouseCoopers, Chartered Accountants, the auditor of the Corporation or CopperCo, as the context requires;

(vii)
"British Columbia Act" means the Securities Act (British Columbia) and the regulations thereunder, together with the instruments, policies, rules and orders, of the British Columbia Securities Commission, as amended, supplemented or replaced from time to time;

(viii)
"Broker Compensation Options" means the compensation options granted by the Corporation and CopperCo which shall automatically convert pursuant to the Arrangement into the Broker Warrants after the satisfaction by the necessary parties or waiver by the Agents of the Completion Conditions;

(ix)	"Broker Compensation Option Certificates" means the certificates representing the Broker Compensation Options;

(x)	"Broker Unit Shares" means the common shares of CopperCo, one such Broker Unit Share comprising part of each Broker Unit;

(xi)	"Broker Unit Warrant Shares" means the common shares of CopperCo which may be issued upon the exercise of the Broker Unit Warrants;

(xii)
"Broker Unit Warrants" means the warrants of CopperCo, one-half of one Broker Unit Warrant comprising part of each Broker Unit, with each whole Broker Unit Warrant having the same terms as the Warrants;

(xiii)	"Broker Units" means the units of the Corporation issuable upon the exercise of the Broker Warrants, each Broker Unit being comprised of one Broker Unit Share and one-half of one Broker Unit Warrant;

(xiv)
"Broker Warrants" means the non-transferable broker warrants of CopperCo issuable upon the conversion of the Broker Compensation Option pursuant to the Arrangement which will entitle the Agents to acquire in the aggregate Broker Units equal in number to 6% of the number of Offered Securities sold at any time commencing on the Closing Date and prior to 5:00 p.m. (Toronto time) on the date which is 18 months after the Closing Date at an exercise price of $4.00 per Broker Unit, subject to adjustment, provided that if the closing price of the common shares of CopperCo on any stock exchange or quotation system in Canada on which they are quoted is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days any time after the date which is six months after the Closing Date, CopperCo may accelerate the expiry date of the Broker Warrants by giving notice to the holders thereof and in such case the Broker Warrants will expire on the 30th day after the date on which such notice is given by CopperCo.

(xv)	"Business Day" means a day which is not a Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Province of Ontario;

(xvi)	"Canaccord" means Canaccord Capital Corporation;

(xvii)	"Circular" means the management information circular of Rubicon dated July 7, 2006 and prepared in connection with the Arrangement;

(xviii)	"Closing" means the purchase and sale of the Offered Securities subscribed for by the Purchasers pursuant to the Subscription Agreements;

(xix)	"Closing Date" means November 23, 2006 or such other date as the Corporation and the Agents may mutually agree upon in writing;

(xx)	"Closing Time" means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may mutually agree upon in writing;

(xxi)	"Common Shares" means the common shares which the Corporation is authorized to issue as constituted on the date hereof;

(xxii)	"Completion Conditions" means the following conditions collectively:

completion of the Arrangement,

the common shares of CopperCo being conditionally approved, subject only to customary conditions, for listing on the TSX,

delivery to the Agents of evidence indicating a vote in favour of relocation by each village which would need to relocate in order for the Corporation to develop the Kalukundi project located in the Democratic Republic of the Congo, and delivery to the Agents of a title opinion in respect of the properties comprising the Kalukundi project of the Corporation located in the Democratic Republic of the Congo, which opinion shall be in a form and substance acceptable to the Agents, acting reasonably;

(xxiii)
"Completion Notice and Direction" means the written notice to be delivered by the Corporation and CopperCo to the Agents and the Subscription Receipt Agent providing notice, and evidence, if requested, by the Agents, that all of the Completion Conditions set out in A and B above have been satisfied by the necessary parties or waived by the Agents, and written notice from the Lead Agent providing notice that the Completion Conditions set out in C above have been satisfied by the necessary parties or waived by Agents, and both directing the Subscription Receipt Agent to, among other things, deliver the Escrowed Funds, less the commission and expenses of the Agents (including the legal expenses of the Agents), to or to the order of CopperCo, the form of which notice and direction will be set out as a schedule to the Subscription Receipt Indenture;

(xxiv)	"CopperCo" means CopperCo Resource Corp., a corporation incorporated under the Canada Business Corporations Act and includes, where the context requires, any successor corporation thereto;

(xxv)
"Corporation" or "Africo" means Africo Resources Ltd., a corporation incorporated under the Business Corporations Act (British Columbia) and includes, where the context requires, any successor corporation thereto;

(xxvi)	"Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S;

(xxvii)	"Escrowed Funds" shall have the meaning ascribed to such term in subsection 0 hereof;

(xxviii)	"General Enforceability Qualifications" means the following:

the enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or other similar laws of general application affecting creditors’ rights;

equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

the enforceability of any provision exculpating a party from liability or duty otherwise owed by it may be limited under applicable law;

the enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments;

rights to indemnity and contribution hereunder may be limited under applicable law and may not be ordered by a court on grounds of public policy and may therefore not be available in particular instances;

the enforceability may be limited by applicable laws regarding limitation of actions; and

the costs of and incidental to proceedings authorized to be taken in court or before a judge are within the discretion of the court or judge before which such proceedings are brought and a court or judge has full power to determine by whom and to what extent the costs of such proceedings will be paid;

(xxix)	"General Solicitation or General Advertising" means "general solicitation or general advertising" as used in Rule 502(c) of Regulation D;

(xxx)
"Information" means all information regarding the Corporation and CopperCo contained in the Circular or that is, or becomes, publicly available together with all information prepared by the Corporation or CopperCo and provided to the Agents or to potential purchasers of the Offered Securities, if any, and includes, but is not limited to, all material change reports, press releases and financial statements of the Corporation and CopperCo;

(xxxi)	"Lead Agent" means Canaccord Capital Corporation;

(xxxii)	"Offered Securities" means the 5,000,000 Subscription Receipts offered for sale by the Agents;

(xxxiii)	"Offering" means the offering for sale by the Corporation on a private placement basis of the Offered Securities;

(xxxiv)
"Offering Jurisdictions" means the Provinces of British Columbia, Alberta, Quebec and Ontario, off-shore jurisdictions, the United States and the states and territories thereof, the United Kingdom and such other provinces and territories of Canada and other jurisdictions as may be mutually agreed upon by the Agents and the Corporation where the Offered Securities are offered to prospective purchasers, as the context permits or requires, collectively;

(xxxv)
"Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xxxvi)	"Purchase Price" means the price to be paid by the Purchasers for each Offered Security under the Offering, being $4.00 per Offered Security;

(xxxvii)	"Purchasers" means the purchasers of the Offered Securities collectively;

(xxxviii)	"Regulation D" means Regulation D under the 1933 Act;

(xxxix)	"Regulation S" means Regulation S under the 1933 Act;

(xl)	"Release Date" shall have the meaning ascribed to such term in subsection 0 hereof;

(xli)	"Rubicon" means Rubicon Minerals Corporation, a company existing under the laws of the Province of British Columbia;

(xlii)	"Rubicon Disclosure Documents" means all disclosure documents publicly filed by Rubicon with Canadian and U.S. securities regulatory authorities pursuant to applicable Securities Laws;

(xliii)	"Securities Commissions" means the securities regulatory authorities of the Offering Jurisdictions collectively, as the case may be;

(xliv)
"Securities Laws" means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and interpretation notes of the securities regulatory authorities (including the Stock Exchange) of, the applicable jurisdiction or jurisdictions collectively;

(xlv)	"Stock Exchange" means the Toronto Stock Exchange;

(xlvi)	"Subject Shares" means the Subscription Receipt Shares, the Warrant Shares, the Broker Unit Shares and the Broker Unit Warrant Shares collectively;

(xlvii)	"Subscription Agreements" means the subscription agreement to be entered into between the Corporation and each of the Purchasers with respect to the purchase of the Offered Securities collectively;

(xlviii)	"Subscription Receipts" has the meaning ascribed thereto on the second page of this Agreement;

(xlix)	"Subscription Receipt Agent" means Computershare Trust Company of Canada and its successors and permitted assigns;

(l)	"Subscription Receipt Certificates" means the certificates representing thee Subscription Receipts;

(li)
"Subscription Receipt Indenture" means the subscription receipt indenture to be dated as of the Closing Date among the Corporation, CopperCo and the Subscription Receipt Agent pursuant to which the Subscription Receipts will be issued;

(lii)	"Subscription Receipt Shares" means the common shares of CopperCo to be issued upon the exercise or deemed exercise of the Subscription Receipts;

(liii)	"Transfer Agent" means Computershare Trust Company of Canada, the registrar and transfer agent for the Common Shares;

(liv)
"Underlying Securities" means, subject to adjustment, the one Subscription Receipt Share and one-half of one Warrant issuable upon the conversion (which word for purposes of this Agreement shall include any deemed exchange) of each Subscription Receipt collectively;

(lv)	"United States" means the "United States" as defined in Regulation S;

(lvi)	"U.S. Accredited Investor" means an "accredited investor" as defined in Rule 501(a) of Regulation D;

(lvii)	"U.S. Person" means a "U.S. person" as defined in Regulation S;

(lviii)	"Warrant Certificates" means the certificates representing the Warrants;

(lix)	"Warrant Shares" means the common shares of CopperCo issuable upon the exercise of the Warrants; and

(lx)
"Warrants" means the warrants of CopperCo to be issued upon the exercise or deemed exercise of the Subscription Receipts, each whole Warrant entitling the holder thereof to acquire one Warrant Share at any time from the date of issue of the Warrants until 5:00 p.m. (PST) on the date which is 18 months after the Closing Date at an exercise price of $5.00, subject to adjustment in accordance with the provisions of the Warrant Certificates, provided that if the closing price of the common shares of CopperCo on any stock exchange or quotation system in Canada on which they are quoted is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days any time after the date which is six months after the Closing Date, CopperCo may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by CopperCo.

(lxi)
Other Defined Terms: Whenever used in this Agreement, the words and terms "affiliate", "associate", "material fact", "material change", "misrepresentation", "senior officer" and "subsidiary" shall have the meaning given to such word or term in the British Columbia Act unless specifically provided otherwise herein.

Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and neuter.

Currency: All references to monetary amounts in this Agreement are to lawful money of Canada.

Schedules: The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	Title

A	Legal Opinion
B	Officers' Certificate
C	Agent's Certificate
The Offered Securities

Offered Securities: The Offered Securities are 5,000,000 Subscription Receipts. The terms and conditions which govern, and the material attributes and characteristics of, the Subscription Receipts shall be satisfactory to the Corporation and the Agents and will be contained in the Subscription Receipt Indenture which will contain, among other things, anti-dilution provisions and provisions for the appropriate adjustment in the number and class of Underlying Securities issuable upon the exchange of Subscription Receipts or other securities to be received on the exchange of the Subscription Receipts upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of CopperCo or any payment of stock dividends or the amalgamation of, or other reorganization involving, CopperCo. Subject to adjustment in accordance with the provisions of the Subscription Receipt Indenture, each Subscription Receipt will entitle the holder thereof to receive, without additional payment upon the exchange of the Subscription Receipt, one Subscription Receipt Share and one-half of one Warrant. The Subscription Receipt Indenture shall provide that if the Completion Conditions have not been satisfied by the necessary parties or waived by the Agents, and the Completion Notice and Direction has not been delivered to the Subscription Receipt Agent and the Agents, prior to 5:00 p.m. (PST) on December 31, 2006, all of Escrowed Funds shall be returned by the Subscription Receipt Agent, on behalf of the Corporation, to the holders of Subscription Receipts in exchange for delivery to the Corporation of the Subscription Receipt Certificates held by each holder of Subscription Receipts. The foregoing description of the Subscription Receipts is a summary only and is subject to the detailed provisions of the Subscription Receipt Indenture pursuant to which the Subscription Receipts will be issued. In the event of any inconsistency between the provisions hereof and the provisions of the Subscription Receipt Indenture, the

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provisions of the Subscription Receipt Indenture shall prevail and take precedence.

Conversion: Concurrent with the completion of the Arrangement, provided that the Completion Notice and Direction has been delivered to the Subscription Receipt Agent and the Agents, the Subscription Receipts will be deemed converted into the Underlying Securities without any further action required on the part of the holder thereof. The Subscription Receipts may not be converted by the holders thereof or transferred in any manner to another Person prior to such time. The Underlying Securities issuable upon the exchange of the Subscription Receipts will be issued, and certificates representing the Underlying Securities will be delivered, to the holders of the Subscription Receipts at or as soon as practicable following the conversion thereof in accordance with the provisions of the Subscription Receipt Indenture.

Escrow Arrangements: On the Closing Date, the Corporation shall direct the Agents to deliver the gross proceeds from the sale of the Offered Securities (the "Escrowed Funds") into escrow with the Subscription Receipt Agent as contemplated by the provisions of the Subscription Receipt Indenture. The Subscription Receipt Agent shall invest the Escrowed Funds in short term debt instruments issued by the government of Canada or a government of a province or territory thereof or guaranteed by a schedule I Canadian chartered bank or as otherwise mutually directed by the Lead Agent and the Corporation and in accordance with the provisions of the Subscription Receipt Indenture. The Escrowed Funds shall be held by the Subscription Receipt Agent until the date on which the Completion Notice and Direction is delivered by the Corporation, CopperCo and Rubicon to the Subscription Receipt Agent and the Agents (in this subsection the "Release Date"). In the event that the Corporation provides written notice to the Subscription Receipt Agent and the Agents that the Completion Conditions will not be satisfied by the necessary parties, or if the Completion Notice and Direction shall not have been received by the Subscription Receipt Agent and the Agents on or prior to 5:00 p.m. (PST) on December 31, 2006, and the Agents do not elect to waive the Completion Conditions, the holders of Subscription Receipts shall have the right to a refund of the Purchase Price for the Subscription Receipts so held plus a pro rata portion of the interest earned on the Escrowed Funds, all in accordance with the provisions of the Subscription Receipt Indenture.

The Warrants: The terms and conditions, and the material attributes and characteristics, of the Warrants shall be satisfactory to the Corporation and the Agents and consistent with the provisions of this Agreement. Such terms and conditions, and material attributes and characteristics, will be contained in the Warrant Certificates which will contain, among other things, anti-dilution provisions and provisions for the appropriate adjustment in the class and number of Warrant Shares or other securities to be received on the exercise of Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the common shares of CopperCo, as applicable, or any payment of dividends or the amalgamation of, or other reorganization involving, CopperCo. Subject to adjustment in accordance with the provisions of the Warrant Certificates, each whole Warrant will entitle the holder thereof to acquire

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     one Warrant Share at any time from the date of issue of the Warrants until 5:00 p.m. (PST) on the date which is 18 months after the Closing Date at an exercise price of $5.00, subject to adjustment in accordance with the provisions of the Warrant Certificates, provided that if the closing price of the common shares of CopperCo on any stock exchange or quotation system in Canada on which they are quoted is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days any time after the date which is six months after the Closing Date, CopperCo may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by CopperCo.

The Offering

Sale on Exempt Basis: The Agents will use their best efforts to arrange for Purchasers in the Offering Jurisdictions. The Agents shall offer for sale on behalf of the Corporation the Offered Securities in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and only to such Persons and in such manner so that, pursuant to the provisions of the Securities Laws of the Offering Jurisdictions, no prospectus, registration statement or offering memorandum or other similar document need be filed with, or delivered to, any Securities Commission in any Offering Jurisdiction in connection therewith. The Agents shall offer the Subscription Receipts for sale on behalf of the Corporation in the United States only through Canaccord Adams Inc., the U.S. broker dealer affiliate of the Lead Agent, pursuant to an exemption from the registration requirements of the 1933 Act, in compliance with applicable state Securities Laws and in accordance with section 0 hereof.

Agency Group: The Corporation agrees that, subject to the consent of the Corporation, such consent not to be unreasonably withheld, the Agents have the right to invite one or more investment dealers to form an agency group to participate in the soliciting of offers to purchase the Offered Securities. The Agents shall have the exclusive right to control all compensation arrangements between the members of the agency group. The Corporation grants all of the rights and benefits of this Agreement to any investment dealer who is a member of any agency group formed by the Agents and appoints the Lead Agent as trustee of such rights and benefits for all such investment dealers, and the Lead Agent hereby accepts such trust and agrees to hold such rights and benefits for and on behalf of all such investment dealers. The Agents shall ensure that any investment dealer who is a member of any agency group formed by the Agents pursuant to the provisions of this subsection 00 or with whom the Agents have a contractual relationship with respect to the Offering, if any, agrees with the Agents to comply with the covenants and obligations given by the Agents herein.

Covenants of the Agents: Each of the Agents covenants with the Corporation that (i) it will comply with the Securities Laws of the Offering Jurisdictions in which it solicits or procures subscriptions for Offered Securities in connection with the Offering, (ii) it will not solicit or procure subscriptions for Offered Securities so as to require the registration thereof or the filing of a prospectus with respect thereto under the laws of any jurisdiction, and (iii) it will obtain from each

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    Purchaser an executed subscription agreement in a form acceptable to the Corporation and the Agents, acting reasonably. Each of the Agents represents and warrants that it is, and, to the best of its knowledge, each member of any agency group formed by the Agents is, qualified to so act in the Offering Jurisdictions in which such member solicits or procures subscriptions for the Offered Securities.

Conditions to Closing: The obligation of the Agents to close and complete the Offering shall be conditional upon the satisfaction by the necessary parties of the Completion Conditions and the delivery to the Subscription Receipt Agent and the Agents of the Completion Notice and Direction.

Filings: The Corporation, CopperCo and Rubicon undertake to file or cause to be filed all forms and undertakings required to be filed by each in connection with the Offering so that the distribution of the Offered Securities may lawfully occur in the Offering Jurisdictions without the necessity of filing a prospectus or an offering memorandum in Canada and the Agents undertake to use their best efforts to cause the Purchasers of the Offered Securities to complete (and it shall be a condition of closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by the Securities Laws of the Offering Jurisdictions. All fees payable in connection with such filings shall be at the expense of the Corporation, CopperCo or Rubicon, as applicable.

No Offering Memorandum: Neither the Corporation nor the Agents shall (i) provide to prospective purchasers of Offered Securities any document or other material that would constitute an offering memorandum within the meaning of the Securities Laws of the Offering Jurisdictions or (ii) engage in any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities, including but not limited to, causing the sale of the Offered Securities to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the Internet, or otherwise, or conduct any seminar or meeting relating to any offer and sale of the Offered Securities whose attendees have been invited by a General Solicitation or General Advertising.

Due Diligence

The Corporation shall allow the Agents to conduct all due diligence investigations, including meeting with senior management of the Corporation and the Auditor, as the Agents shall consider appropriate in connection with the Offering.
Deliveries By Closing Time

Deliveries: By the Closing Time:

all actions required to be taken by or on behalf of the Corporation, CopperCo and Rubicon including, without limitation, the passing of all required resolutions of the directors including committees of the directors, and shareholders of the Corporation, CopperCo and Rubicon, shall have

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occurred in order to complete the transactions contemplated by this Agreement and the Subscription Agreements, including, without limitation, to create and issue the Offered Securities, to create and issue the Broker Compensation Options and to reserve for issue and conditionally issue the Subscription Receipt Shares, the Warrants, the Warrant Shares, Broker Unit Shares, the Broker Unit Warrants and the Broker Unit Warrant Shares, and a certified copy of all such resolutions shall have been delivered by the Corporation, CopperCo or Rubicon, as applicable, to the Agents;

the Corporation and CopperCo shall have delivered or caused to be delivered to the Agents a favourable legal opinion of counsel to the Corporation and CopperCo, Getz Prince Wells LLP, who may rely on opinions of local counsel acceptable to the Agents, addressed to, among others, the Agents and the Purchasers substantially in the form of the opinion attached hereto as schedule A, a favourable legal opinion of U.S. counsel to the Corporation and CopperCo addressed to, among others, the Agents and the Purchasers with respect to, among other things, the issue of the Subscription Receipts, the Subscription Receipt Shares and the Warrants and the exercise of the Warrants and such other matters as the Agents may reasonably require, a favourable title opinion of Djunga and Risasi, counsel to the Corporation with respect to title to the material properties of the Corporation located in the Democratic Republic of the Congo addressed to, among others, the Agents and the Purchasers, a certificate dated the Closing Date signed by an appropriate officer of each of the Corporation and CopperCo and addressed to, among others, the Agents and the Purchasers with respect to the by-laws, memorandum and articles, as applicable, of the Corporation, CopperCo and Rubicon, the resolutions of the directors and shareholders, if any, of the Corporation and CopperCo and any other corporate action taken relating to this Agreement and the Ancillary Documents and with respect to such other matters as the Agents may reasonably request and including specimen signatures of the signing officers of the Corporation and CopperCo, a certificate dated the Closing Date addressed to, among others, the Agents and the Purchasers signed by the chief executive officer and the chief financial officer of each of the Corporation and CopperCo or any two other senior officers of each acceptable to the Agents substantially in the form of the certificate attached hereto as schedule B,

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a Subscription Agreement from each Purchaser accepted by the Corporation,

definitive certificates representing the Offered Securities registered in the names of the Purchasers or in such other name or names as the Purchasers or the Lead Agent, on behalf of the Agents, may direct, definitive certificates representing the Broker Compensation Options registered in the name of the Agents or in such other name or names as the Agents may direct, and such further documents as may be contemplated by this Agreement or as the Agents may reasonably require,

all in form and substance satisfactory to the Agents;
if the Closing Date occurs before the Completion Conditions have been satisfied by the necessary parties or waived by the Agents, the Subscription Receipt Agent shall pay to the Agents by certified cheque, bank draft or wire transfer, on the Release Date and from the funds representing the Escrowed Funds, the amounts payable to the Agents by the Corporation including (i) the commission payable by the Corporation to the Agents as provided in section 0 of this Agreement against delivery from the Agents to the Corporation of a receipt for the payment of such commission, (ii) the expenses (excluding legal expenses) payable by the Corporation to the Agents as provided in section 0 of this Agreement against delivery from the Agents to the Corporation of a receipt for the payment of such expenses, and (iii) the legal expenses payable by the Corporation to counsel for the Agents as provided in section 0 of this Agreement against delivery from such legal counsel to the Corporation of a receipt for the payment of such legal expenses;

if the Closing Date occurs before the Completion Conditions have been satisfied by the necessary parties or waived by the Agents, the Agents shall have delivered or cause to be delivered to the Subscription Receipt Agent payment of the aggregate gross Purchase Price for the Subscription Receipts purchased by the Purchasers by certified cheque, bank draft or wire transfer payable to the Subscription Receipt Agent or as the Subscription Receipt Agent may otherwise direct in writing against delivery from the Subscription Receipt Agent to the Agents, CopperCo and the Corporation of a receipt for the aggregate gross Purchase Price for the Subscription Receipts (with such funds to be delivered to CopperCo or the Purchasers of Subscription Receipts at the applicable time in accordance with subsection 0 hereof, if such funds are delivered to CopperCo, the Subscription Receipt Agent shall first deduct and pay to the Agent (i) the commission payable by the Corporation and CopperCo to the Agents as provided in section 7 of this Agreement, and (ii) the expenses payable by the Corporation and CopperCo to the Agents

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as provided in section 13 of this Agreement, by cheque, bank draft or wire transfer, and such further documents as may be contemplated by this Agreement or as the Subscription Receipt Agent may reasonably require.

Closing

Closing: The Closing shall be completed at the offices of counsel for the Corporation at the Closing Time on the Closing Date.

Conditions of Closing: In addition to the Completion Conditions, the following are conditions precedent to the obligation of the Agents to complete the Closing and of the Purchasers to purchase the Offered Securities, which conditions the Corporation, CopperCo and Rubicon hereby covenant and agree to use their reasonable best efforts to fulfill within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Lead Agent:

the Corporation, CopperCo and Rubicon shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents (including those of the Stock Exchange) required for the completion of the transactions contemplated by this Agreement, all in a form satisfactory to the Agents, and the Stock Exchange shall have conditionally approved the listing thereon of the Subject Shares, subject to the fulfillment of normal conditions;

receipt by the Agents of the documents set forth in section 0 of this Agreement to be delivered to the Agents;

the representations and warranties of the Corporation, CopperCo and Rubicon contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

the Corporation, CopperCo and Rubicon having complied with all covenants, and satisfied all terms and conditions, contained herein to be complied with and satisfied by the Corporation, CopperCo and Rubicon, respectively, at or prior to the Closing Time; and

the Agents not having previously terminated the obligations thereof pursuant to this Agreement.

Fee

Commission: In consideration of the agreement of the Agents to act as agents of the Corporation in respect of the Offering, and in consideration of the services performed and to be performed by the Agents in connection therewith, including, without limitation:

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acting as agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Offered Securities;

participating in the preparation of the form of the Subscription Agreements and certain of the Ancillary Documents; and

advising the Corporation with respect to the private placement of the Offered Securities;

the Corporation or CopperCo shall pay to the Agents or as the Agents may otherwise direct at the Closing Time, or the Subscription Receipt Agent shall pay to the Agents or as the Agents may otherwise direct on the Release Date, as applicable, a fee of 6% of the aggregate Purchase Price for the Offered Securities.
Taxes: The Corporation and the Agents acknowledge and agree that if a separate fee would have been charged to the Corporation for the services described in clause 00 above, such separate fee would represent more than 50% of the fee payable to the Agents, and the Corporation hereby further acknowledges and agrees that the Agents will rely on the foregoing statement in not charging federal goods and services tax on such fee and that the Corporation will forthwith pay to the Agents any such tax and any applicable interest and penalties to the extent determined to be exigible.

Broker Compensation Options: In addition to the commission payable to the Agents pursuant to subsection 00 hereof, as additional consideration for the services performed and to be performed by the Agents hereunder, Africo and CopperCo shall issue to the Agents, or as the Agents may otherwise direct, at the Closing Time Broker Compensation Options which entitle the holders thereof to acquire pursuant to the Arrangement in the aggregate Broker Warrants equal in number to 6% of the number of Offered Securities sold, in form and substance satisfactory to the Agents.

Division of Commission and Broker Compensation Options: Notwithstanding which of the Agents has actually sold the Offered Securities, the fee payable to the Agents pursuant to subsection 0 hereof and the Broker Compensation Options to be issued to the Agents pursuant to subsection 00 hereof shall be divided among the Agents as to 65% thereof to the Lead Agent, 20% thereof to TD Securities Inc. and as to 15% thereof to Haywood Securities Inc.

Representations and Warranties of the Corporation and CopperCo

The Corporation and CopperCo hereby severally represent and warrant to the Agents and the Purchasers (only to the extent that such representations and warranties pertain to each of the Corporation and CopperCo individually), and acknowledge that the Agents and the Purchasers are relying upon each of such representations and warranties in completing the Closing, as follows (in the remainder of this section 8 only, unless otherwise indicated, the word "Corporation" shall be read to mean and include each of the Corporation and CopperCo):
Incorporation and Organization: The Corporation has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of

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incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the Ancillary Documents and to carry out the obligations thereof hereunder and thereunder.

Extra-provincial Registration: The Corporation is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all applicable laws, rules and regulations of each such jurisdiction.

Authorized Capital: Africo is authorized to issue, among other things, an unlimited number of Common Shares, of which, as of November 23, 2006, 19,559,139 Common Shares were issued and outstanding as fully paid and non-assessable shares. CopperCo is authorized to issue, among other things, an unlimited number of Common Shares, of which, as of November 23, 2006, no Common Shares were issued and outstanding.

Certain Securities Law Matters: The Corporation is not a reporting issuer in any province or territory in Canada and is not in default of any requirement of the Securities Laws of any jurisdiction of Canada and the common shares of the Corporation are not registered under the Securities Exchange Act of 1934, as amended.

Rights to Acquire Securities: No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Africo or CopperCo, except for, as at November 23, 2006, an aggregate of 6,792,822 Common Shares of Africo were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible notes, exercisable and exchangeable securities and other rights to acquire Common Shares or common shares of CopperCo, as applicable.

Rights Plan: The directors of the Corporation have not adopted a shareholder rights plan or a similar plan and the Corporation is not party to what is commonly referred to as a shareholder rights plan agreement.

No Pre-emptive Rights: The issue of the Offered Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

Offered Securities: The execution of this Agreement and the Subscription Agreements and the issue by Africo to the Purchasers of the Offered Securities will be exempt from the registration and prospectus requirements of the Securities Laws of the Offering Jurisdictions.

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Subsidiaries: Africo does not have any subsidiaries within the meaning of the British Columbia Act. Upon completion of the Arrangement, Africo will be a wholly-owned subsidiary of CopperCo.

Issue of Offered Securities: All necessary corporate action has been taken by CopperCo and Africo, as applicable, to authorize the issue and sale of, and the delivery of certificates representing, the Offered Securities and, upon payment of the requisite consideration therefor, the Subscription Receipts will be validly issued and, upon the issue thereof, the Warrants will be validly issued and the Subscription Receipt Shares and the Warrant Shares will be validly issued as fully paid and non-assessable shares.

Consents, Approvals and Conflicts: None of the offering and sale of the Offered Securities, the execution and delivery of this Agreement or the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of (i) the Offered Securities to the Purchasers for the consideration and upon the terms and conditions as set forth herein, (ii) the Subscription Receipt Shares upon the terms and conditions as set forth herein, (iii) the Warrants upon the terms and conditions as set forth herein, and (iv) the Warrant Shares for the consideration and upon the terms and conditions set forth in the Warrant Certificates, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchange and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation is a party or by which it or any of the properties or assets thereof is bound, or the memorandum or articles any other constating document of the Corporation or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation.

Authority and Authorization: The Corporation has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents and to observe and perform the provisions of this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof including, without limitation, the issue of (i) the

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Offered Securities to the Purchasers for the consideration and upon the terms and conditions as set forth herein, (ii) the Subscription Receipt Shares upon the terms and conditions as set forth herein, (iii) the Warrants upon the terms and conditions as set forth herein, and (iv) the Warrant Shares for the consideration and upon the terms and conditions set forth in the Warrant Certificates.

Validity and Enforceability: Each of this Agreement and the Subscription Agreements has been authorized, executed and delivered by the Corporation and constitutes a valid and legally binding obligation of the Corporation and, subject to the General Enforcement Qualifications, will be enforceable against the Corporation in accordance with its terms and upon being executed and delivered the Subscription Receipt Certificates and the Warrant Certificates will constitute a valid and legally binding obligation of the Corporation enforceable against Africo or CopperCo as applicable in accordance with the terms thereof.

Broker Compensation Options:

Africo and CopperCo have all requisite corporate power and authority to issue the Broker Compensation Options and to enter into, execute and deliver and to carry out the obligations thereof under the Broker Compensation Option Certificates. All necessary corporate action has been taken by Africo and CopperCo to authorize the issue of the Broker Compensation Options in accordance with the terms and conditions hereof and, when issued, the Broker Compensation Options will be validly issued, and to authorize the creation, execution, delivery and performance of the Broker Compensation Option Certificates and to observe and perform the provisions of the Broker Compensation Option Certificates in accordance with the provisions thereof including, without limitation, the issue of the Broker Unit Shares, the Broker Unit Warrants and the Broker Unit Warrant Shares for the consideration and upon the terms and conditions set forth in the Broker Compensation Option Certificates.

The Broker Compensation Option Certificates and the certificates representing the Broker Warrants will constitute valid and legally binding obligations of Africo or CopperCo as applicable enforceable against Africo or CopperCo as applicable in accordance with the terms thereof. None of the issue of the Broker Compensation Options or the Broker Warrants, the execution and delivery of the Broker Compensation Option Certificates, the compliance by CopperCo with the provisions of the Broker Compensation Option Certificates or the consummation of the transactions contemplated therein including, without limitation, the issue of the Broker Unit Shares, the Broker Unit Warrants or the Broker Unit Warrant Shares for the consideration and upon the terms and conditions set forth in the Broker Compensation Option Certificates or the certificates representing the Broker Warrants, do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under the Securities Laws

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of the Offering Jurisdictions and the policies of the Stock Exchange and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation is a party or by which it or any of the properties or assets thereof is bound, or the articles or by-laws of CopperCo or any resolution passed by the directors (or any committee thereof) or shareholders of CopperCo, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, any arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of the Corporation.

None of the issue of the Broker Compensation Options, the Broker Warrants, the Broker Unit Shares, the Broker Unit Warrants or the Broker Unit Warrant Shares will be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

The issue by Africo or CopperCo as applicable to the Agents of the Broker Compensation Options and the Broker Warrants will be exempt from the registration and prospectus requirements of the Securities Laws of the Province of British Columbia. None of the Broker Unit Shares, Broker Unit Warrants and the Broker Unit Warrant Shares will be subject to a restricted period or statutory hold period under the Securities Laws of the Province of British Columbia or Ontario or to any resale restrictions under the policies of the Stock Exchange after the Closing and the completion of the Arrangement.

Public Disclosure: Each of the documents which contains any of the Information did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to Africo and CopperCo, as applicable and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date hereof.

No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

Accounting Controls: The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of

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management of the Corporation; (ii) transactions are recorded as necessary to permit preparation of financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of Africo and CopperCo is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation is compared with the existing assets of the Corporation at reasonable intervals and appropriate action is taken with respect to any differences therein.

Financial Statements: As applicable, the audited financial statements of the Corporation for the most recently completed fiscal year, together with the auditors' report thereon and the notes thereto, and the unaudited interim financial statements of the Corporation for the three month period ended March 31, 2006 and the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements), are substantially correct in every particular and present fairly the financial condition and position of the Corporation as at the dates thereof and such financial statements contain no direct or implied statement of a material fact which is untrue on the date of such financial statements and do not omit to state any material fact which is required by Canadian generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

Changes in Financial Position: Since July 1, 2006:

neither Africo nor CopperCo has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefore;

neither Africo nor CopperCo in respect of their assets has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; and

other than the Arrangement and transactions relating thereto, neither Africo nor CopperCo has entered into any material transaction;

except in each case as disclosed in the Information.
Insolvency: The Corporation has not committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

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No Contemplated Changes: Except as disclosed in the Information, the Corporation has not approved, is not contemplating, has not entered into any agreement in respect of, or has any knowledge of:

the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise;

the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or otherwise) of the Corporation; or

a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation.

Insurance: The assets of Africo and the business and operations thereof are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in a comparable business in comparable circumstances, such coverage is in full force and effect and the Corporation has not failed to promptly give any notice or present any material claim thereunder.

Taxes and Tax Returns: The Corporation has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and except as disclosed in the Information, the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business, affairs or prospects of the Corporation and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Corporation or the payment of any material tax, governmental charge, penalty, interest or fine against the Corporation. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation. The Corporation has established on its books and records reserves which are adequate for the payment

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of all taxes not yet due and payable and there are no liens for taxes on the assets of the Corporation except for taxes not yet due, and there are no audits of any of the tax returns of the Corporation which are known by the Corporation’s management to be pending.

Compliance with Laws, Licenses and Permits: The Corporation has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and the Corporation has not received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise), condition (financial or otherwise) or prospects of, the Corporation.

Agreements and Actions: The Corporation is not in violation of any term of the by-laws, memorandum or articles, as applicable, thereof. The Corporation is not in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation, nor is the Corporation in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of the Corporation or in any of the material properties or assets thereof or in any material liability on the part of the Corporation or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

Owner of Property: Africo’s ownership of its material property or assets thereof is described in the Circular, and no other property rights are necessary for the conduct of the business of Africo as currently conducted or contemplated to be conducted, and except as disclosed in the Circular, Africo does not know of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the Circular, Africo does not have any responsibility or obligation to

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pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.

Mineral Rights: Africo, or its representatives, hold an exploitation permit, recognized in the jurisdiction in which a particular property is located, in respect of the ore bodies and minerals located in properties in which Africo has an interest as described in the Information under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit Africo to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which Africo has any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, Africo has all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which Africo has an interest as described in the Information granting Africo the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of Africo, with only such exceptions as do not materially interfere with the use made by Africo of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of Africo.

Property Agreements: Any and all of the agreements and other documents and instruments pursuant to which Africo holds the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, Africo is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which Africo derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. None of the properties (or any interest in, or right to earn an interest in, any property) of Africo is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Information.

No Defaults: The Corporation is not in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation.

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Compliance with Employment Laws: Except as disclosed in the Information, the Corporation is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning the Corporation or result in an adverse material change to the Corporation, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation after due inquiry, threatened against the Corporation, no union representation question exists respecting the employees of the Corporation and no collective bargaining agreement is in place or currently being negotiated by the Corporation, the Corporation has not received any notice of any unresolved matter and there are no outstanding orders under employment or human rights legislation in any jurisdiction in which the Corporation carries on business or has employees, no employee has any agreement as to the length of notice required to terminate his or her employment with the Corporation in excess of twelve months or equivalent compensation and all benefit and pension plans of the Corporation are funded in accordance with applicable laws and no past service funding liability exist thereunder.

Employee Plans: Each material plan, if any, for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former officer, director, employee or consultant of the Corporation has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to such plan.

Accruals: All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of the Corporation have been accurately reflected in the books and records of the Corporation.

Work Stoppage: There has not been, and there is not currently, any labour trouble which is adversely affecting or could adversely affect, in a material manner, the conduct of the business of the Corporation.

Environmental Compliance: Except as disclosed in the Information, the Corporation:

and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without

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limitation, any past, present or future activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

does not have any knowledge of, and has not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, the Corporation or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and the Corporation nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

has not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Corporation does not have any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or the property, assets, business or operations thereof;

does not store any hazardous or toxic waste or substance on the property thereof and has not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises at which the Corporation carries on business, in each case other than in compliance with Environmental Laws; and

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is not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or non-compliance with Environmental Law.

No Litigation: Except as disclosed in the Information, or otherwise disclosed to the Lead Agent, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation after due inquiry, threatened against or which adversely affect the Corporation or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or the ability of the Corporation to perform the obligations thereof and the Corporation is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

Intellectual Property: The Corporation owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of the Corporation, after due inquiry, the Corporation is not infringing upon the rights of any other Person with respect to any such trademarks, copyrights or trade secrets and no other Person has infringed any such trademarks, copyrights or trade secrets.

Non-Arm's Length Transactions: Except as disclosed in the Information, the Corporation does not owe any amount to, nor has the Corporation any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder thereof or any Person not dealing at "arm's length" (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation. Except usual employee or consulting arrangements made in the ordinary and normal course of business, the Corporation is not a party to any contract, agreement or understanding with any officer, director, employee or securityholder thereof or any other Person not dealing at arm's length with the Corporation. No officer, director or employee of the Corporation and no Person which is an affiliate or associate of any of the foregoing Person, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any Person which is, or is engaged in, a business competitive with the business of the Corporation which could materially adversely impact on the ability to properly perform the services to be performed by such Person for the Corporation. No officer, director, employee or securityholder of the Corporation has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation except for claims in the ordinary and normal course of the business

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of the Corporation such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

Material Contracts: The only material contracts to which the Corporation is a party or by which it is bound are disclosed in the Circular, and all such contracts are valid and subsisting agreements in full force and effect unamended and there exists no material default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any event or condition, would become a material default thereunder by any party thereto.

Website: The website of the Corporation, if any, does not contain material information with respect to the Corporation which is incomplete, incorrect or omits to state a fact so as to render such information misleading, or any news release which has not been disseminated on a news wire service and all information contained on any of such websites in respect of the Offering complies with the Securities Laws of the Offering Jurisdictions including, but not limited to, restrictions on promotional material disseminated before and during the Offering.

Minute Books: The minute books of Africo and CopperCo, all of which have been or will be made available to the Agents or counsel to the Agents, are complete and accurate in all material respects.

No Withholding of Public Information: The Corporation has not withheld from the Agents any fact or information relating to the Corporation or to the Offering that would be material to the Agents or to a prospective purchaser of Offered Securities.

Directed Selling Efforts and General Advertising: The Corporation has not engaged in any Directed Selling Efforts or any General Solicitation or General Advertising.

Foreign Issuer: Each of Africo and CopperCo is a "foreign issuer" which does not have a "substantial U.S. market interest" (as such terms are defined in Regulation S).

Representations and Warranties of Rubicon

Rubicon hereby represents and warrants to the Agents and the Purchasers, and acknowledge that the Agents and the Purchasers are relying upon each of such representations and warranties in completing the Closing, as follows:
Incorporation and Organization: Rubicon has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation.

Certain Securities Law Matters: The common shares of Rubicon are listed on the Stock Exchange and the American Stock Exchange. Rubicon is a reporting issuer or the equivalent only in the provinces of British Columbia, Alberta, Ontario and Quebec, and has held such status for a period of four months and one day prior to the date hereof, and is not in default of any requirement of the Securities Laws of any jurisdiction of Canada.

Consents, Approvals and Conflicts: None of the execution and delivery of this Agreement or the Ancillary Documents, the compliance by Rubicon with the

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provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, or (B) such as may be required under the Securities Laws of the Offering Jurisdictions and the policies of the Stock Exchange and will be obtained by the Closing Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which Rubicon is a party or by which it or any of the properties or assets thereof is bound, or the memorandum or articles any other constating document of Rubicon or any resolution passed by the directors (or any committee thereof) or shareholders of Rubicon, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to Rubicon or any of the properties or assets thereof which could have a material adverse effect on the condition (financial or otherwise), business, properties or results of operations of Rubicon.

Authority and Authorization: Rubicon has full corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof, other than resolutions of the directors of Rubicon to approve matters in connection with the Arrangement.

Validity and Enforceability: This Agreement has been authorized, executed and delivered by Rubicon and constitutes a valid and legally binding obligation of Rubicon and, subject to the General Enforcement Qualifications, will be enforceable against Rubicon in accordance with its terms.

Public Disclosure: Each of the Rubicon Disclosure Documents did not, at the time of filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to Rubicon, as applicable and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date thereof. There is no fact known to Rubicon which Rubicon has not publicly disclosed which materially adversely affects or will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of Rubicon or the ability of Rubicon to perform its obligations under this Agreement or which would otherwise be material to any Person intending to make an equity investment in the Offered Securities and CopperCo.

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Timely Disclosure: Rubicon is in compliance with all timely disclosure obligations under the Securities Laws of the Offering Jurisdictions and, without limiting the generality of the foregoing, there has not occurred any material adverse change in the assets, liabilities (contingent or otherwise), capital, affairs, business, prospects, operations or condition (financial or otherwise) of Rubicon which has not been publicly disclosed.

No Cease Trade Order: No order preventing, ceasing or suspending trading in any securities of Rubicon or prohibiting the issue and sale of securities by Rubicon has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of Rubicon, are pending, contemplated or threatened.

Insolvency: Rubicon has not committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any Person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

No Contemplated Changes: Except as disclosed in the Rubicon Disclosure Documents, Rubicon has not approved, is not contemplating, has not entered into any agreement in respect of, or has any knowledge of:

the purchase of any property or assets or any interest therein or the sale, transfer or other disposition of any property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or CopperCo whether by asset sale, transfer of shares or otherwise;

the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or CopperCo or otherwise) of the Corporation; or

a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or CopperCo.

Agreements and Actions: Rubicon is not in violation of any term of the by-laws, memorandum or articles, as applicable, thereof. Rubicon is not in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of Rubicon, nor is Rubicon in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the

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knowledge of Rubicon after due inquiry, threatened which, either in any case or in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs, prospects or operations of Rubicon or in any of the material properties or assets thereof or in any material liability on the part of Rubicon or which places, or could place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by Rubicon pursuant hereto or thereto.

No Defaults: Rubicon is not in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which Rubicon is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a material adverse effect upon the condition (financial or otherwise), capital, property, assets, operations or business of Rubicon.

No Litigation: Except as disclosed in the Rubicon Disclosure Documents, or otherwise disclosed to the Lead Agent, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of Rubicon after due inquiry, threatened against or which adversely affect Rubicon or to which any of the property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, property, assets, operations or business of Rubicon or the ability of Rubicon to perform the obligations thereof and Rubicon is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a material adverse effect on the condition (financial or otherwise), capital, property, assets, operations or business of Rubicon or the ability of Rubicon to perform its obligations under this Agreement.

No Withholding of Public Information: Rubicon has not withheld from the Agents any fact or information, requested to be provided by it, relating to Rubicon or to the Offering that would be material to the Agents or to a prospective purchaser of Offered Securities.

Covenants of the Corporation

Consents and Approvals: Immediately following the acceptance hereof by the Corporation, CopperCo or Rubicon, the Corporation, CopperCo and Rubicon, as applicable, covenant and agree with the Agents and the Purchasers that the Corporation will:

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obtain, to the extent not already obtained, the necessary regulatory consents from the Stock Exchange and, to the extent necessary, from the Securities Commissions of the Offering Jurisdictions for the Offering on such terms as are mutually acceptable to the Agents and the Corporation, acting reasonably;

arrange for the listing of the Subject Shares on the Stock Exchange as soon as possible; and

make all necessary filings to obtain all other necessary regulatory and other consents and approvals required in connection with the transactions contemplated by this Agreement.

General: The Corporation, CopperCo and Rubicon, as applicable, hereby covenant and agree with the Agents and the Purchasers that the Corporation, CopperCo and Rubicon, as applicable, will:

fulfill all legal requirements to permit the creation, issue, offering and sale of the Offered Securities, the creation and issue of the Warrants and the Broker Compensation Options and the issue of the Subscription Receipt Shares, the Warrant Shares and the Broker Warrants, Broker Unit Shares, the Broker Unit Warrants and the Broker Unit Warrant Shares as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the Offered Securities to be offered for sale and sold to the Purchasers and the Broker Compensation Options to be issued to the Agents without the necessity of filing a prospectus in the Offering Jurisdictions;

deliver to the Agents (i) a copy of all press releases proposed to be filed in connection with the Offering in order that the Lead Agent may provide comments thereon, and (ii) a copy of all press releases issued and material change reports and other documents filed with any regulatory authority forthwith upon such press release being issued or material change report or other document being filed until 30 days after the Closing;

maintain the listing of the common shares of CopperCo on the Stock Exchange and the status thereof as a reporting issuer not in default under the securities legislation of each of British Columbia, Alberta, Ontario and Quebec for a period of 18 months after the Closing Date; and

forthwith after the Closing Date file such documents as may be required under the Securities Laws of the Offering Jurisdictions relating to the offering of the Offered Securities which, without limiting the generality of the foregoing, shall include a Form 45-106F1 as prescribed under National Instrument 45-106, Prospectus and Registration Exemptions of the Canadian Securities Administrators.

Issues of Further Securities: Each of the Corporation and CopperCo will not, without the prior written consent of the Agents, agree to create, issue or sell, or create, issue or sell, any common shares or any securities exchangeable or exercisable for, or

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convertible into, any common shares, other than as contemplated hereby or common shares issuable pursuant to (i) the Arrangement, (ii) obligations in respect of mineral property agreements, (iii) property or share acquisitions in the normal course of business, or (iv) under existing options or incentive plans, convertible, exchangeable or exercisable securities or other rights to acquire common shares which are disclosed as of the date hereof in the Information, at any time prior to 90 days after the Closing Date nor shall the Corporation or CopperCo publicly announce prior to 90 days after the Closing Date any intention to do so thereafter.

Alternative Transaction: If either the Corporation or CopperCo enters into an agreement with respect to or otherwise completes an Alternative Transaction (as defined below), without the Lead Agent acting as the lead agent or lead financial advisor, at any time up to six months following the earlier of (i) the termination of this Agreement, or (ii) the date on which the Escrowed Funds are returned to the Purchasers, the Corporation shall pay to the Lead Agent, as a commission, $250,000 on completion of the Alternative Transaction. The parties agree that any payment under this paragraph shall be accepted by the Lead Agent in full satisfaction of all claims, except for any claim under section 0 hereof, against the Corporation, which the Lead Agent may have in connection with the Alternative Transaction.

"Alternative Transaction" means (i) any issuance of securities of the Corporation or of CopperCo or securities convertible, exchangeable or exercisable into such securities of the Corporation or CopperCo, in excess of 20% of the total value or number of securities currently outstanding in the capital of the Corporation, but excluding securities issuable upon the conversion, exchange or exercise of securities outstanding on the date hereof and excluding any issuance of securities or quasi-securities issued in conjunction with any of the events referred to in 00 hereof, or (ii) a merger, amalgamation, business combination, arrangement, reorganization, joint venture, licensing deal, government assistance program, sale of all or substantially all of the assets of the Corporation or CopperCo, exchange of assets involving the Corporation or CopperCo or any material subsidiary of the Corporation or any similar transaction other than the Offering, and excluding any issuance of securities or quasi-securities issued in conjunction with any of the events referred to in 00 hereof.

Notwithstanding the foregoing, no payment shall be payable in respect of an the Alternative Transaction if, prior to the completion of such Alternative Transaction (i) the Lead Agent terminates this Agreement as permitted by the provisions hereof or thereof, (ii) the Corporation terminates this Agreement as a result of a material breach hereof or thereof by the Lead Agent, or (iii) the Offering has closed.
Use of Proceeds: The Corporation will use the net proceeds of the Offered Securities sold under the Offering for development of the Corporation’s Kalukundi Project located in the Democratic Republic of the Congo.

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U.S. Provisions

Representations and Warranties of the Agents: The Agents hereby severally represent and warrant to the Corporation, and the Lead Agent and Haywood Securities Inc. hereby represent and warrant to the Corporation on behalf of Canaccord Adams Inc. and Haywood Securities (USA) Inc., respectively (in this section 0 the "Placement Agents") that, in connection with offers and sales of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person:

such Agent has offered and sold Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person only as provided in subsections 0 and 0 hereof and, other than any banking and selling group agreement, such Agent has not entered into any contractual arrangement with respect to the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, except with an affiliate of the Lead Agent or Haywood Securities Inc. or with the prior written consent of the Corporation; and

such Agent has reasonable grounds to believe and does believe that each U.S. Person in the United States to whom, or for the account or benefit of whom, an offer to purchase Offered Securities was made is a U.S. Accredited Investor.

Covenants and Acknowledgements of the Agents: The Agents hereby:

severally covenant with the Corporation that

such Agent will offer and sell Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person only as provided in subsections 0 and 0 hereof and, other than any banking and selling group agreement, such Agent will not enter into any contractual arrangement with respect to the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, except with an affiliate of Lead Agent or Haywood Securities Inc. or with the prior written consent of the Corporation, all offers and sales of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person will be effected by the Placement Agents hereby covenants that all such offers and sales will be made by the Placement Agents in accordance with all applicable U.S. broker-dealer requirements under the Securities Exchange Act of 1934, as amended, and the Securities Laws of the applicable states of the United States, no written material will be used by such Agent in connection with the offer or sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, other than a subscription

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agreement in a form agreed to between the Corporation and the Agents,

no form of General Solicitation or General Advertising (within the meaning of Rule 502(c) of Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by General Solicitation or General Advertising will be used by such Agent, and the Lead Agent hereby covenants that the Placement Agents will not act in any manner involving a public offering (within the meaning of subsection 4(2) of the 1933 Act), in either case, in connection with the offer or sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, prior to any sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, such Agent shall cause each purchaser thereof (a "U.S. Purchaser") to execute and deliver to the Corporation a subscription agreement in a form agreed to between the Corporation and the Agents, and at the Closing, the Lead Agent, together with the Placement Agents, will provide a certificate, substantially in the form of the certificate attached to this Agreement as schedule C, relating to the manner of the offer and sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, and severally acknowledge that the Offered Securities have not been, and will not be, registered under the 1933 Act and may not be offered or sold within the United States or to, or for the account or benefit of, a U.S. Person, except pursuant to an exemption from the registration requirements of the 1933 Act and the Securities Laws of the applicable states of the United States.

Representations and Warranties of the Corporation: The Corporation hereby represents and warrants to the Agents that:

neither the Corporation nor any of the affiliates thereof nor any Person acting on behalf of any of them has made or will make any "directed selling efforts" (as such term is defined in Regulation S) in the United States, or engaged in any form of General Solicitation or General Advertising (within the meaning of Rule 502(c) of Regulation D) in the United States with respect to offers or sales of the Offered Securities;

except with respect to Offered Securities offered and sold in the United States or to, or for the account or benefit of, a U.S. Person in reliance upon an exemption from registration under Rule 506 of Regulation D, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, has made any offer to sell, or has solicited any offer

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to buy, any Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person;

during the period in which the Offered Securities are offered for sale, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, has taken any action that would cause the exemptions afforded by Regulation D to be unavailable for offers and sales of Offered Securities;

neither the Corporation nor any of the predecessors or affiliates thereof has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such Person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D;

the Corporation is not an "investment company" within the meaning of the Investment Company Act of 1940 (United States);

the Corporation is a "foreign issuer" which does not have a "substantial U.S. market interest" (as such terms are defined in Regulation D; and

except with respect to the offer and sale of Offered Securities, the Corporation has not, during the six month period prior to the date hereof, sold, offered for sale or solicited any offer to buy any securities thereof in the United States or to, or for the account or benefit of, a U.S. Person; and

The Corporation is not required to file reports under Section 13(a) or Section 15(d) of the United States Securities Exchange Act of 1934, as amended.

Covenants of the Corporation: The Corporation hereby covenants with the Agents that:

neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, will engage in any form of General Solicitation or General Advertising (within the meaning of Rule 502(c) of Regulation D) with respect to the Offered Securities;

except with respect to Offered Securities offered and sold in the United States or to, or for the account or benefit of, a U.S. Person in reliance upon an exemption from registration under Rule 506 of Regulation D, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, will make any offer to sell, or solicit any offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person;

during the period in which the Offered Securities are offered for sale, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them, will take any action that would cause the exemptions afforded by Regulation D to be unavailable for offers and sales of Offered Securities;

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within 15 days after the first sale of Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person pursuant to Rule 506 of Regulation D, the Corporation will prepare and file with the United States Securities and Exchange Commission a notice on Form D and all other notices required to be filed with any regulatory authority in the United States with respect to Offered Securities offered in the United States or to, or for the account or benefit of, a U.S. Person; and

the Corporation will not take any action which would cause the Corporation not to be a "foreign issuer" for a period of 24 months after the Closing Date.

Termination

Right of Termination: The Agents shall be entitled, at the sole option thereof, to terminate and cancel, without any liability on the part of the Agents, all of the obligations thereof under this Agreement and the obligations of any Person who has executed a Subscription Agreement, by notice in writing to that effect delivered to the Corporation prior to or at the Closing Time if:

the Agents are not satisfied in the sole discretion thereof with the results of the due diligence review and investigation of the Corporation, CopperCo and the assets thereof conducted by the Agents;

there is in the sole opinion of the Agents a material change or change in a material fact or new material fact or an undisclosed material fact or material change which might be expected to have an adverse effect on the condition (financial or otherwise), capital, property, assets, operations, business, affairs, profitability or prospects of the Corporation, CopperCo and the assets thereof or on the market price or value of the common shares of CopperCo or any other securities of the Corporation or CopperCo or on the marketability of the Offered Securities;

there should develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry or other event, action or occurrence of any nature whatsoever which, in the sole opinion of the Agents, seriously affects, or could seriously affect, the financial markets, the condition (financial or otherwise), capital, property, assets, operations, business, affairs, profitability or prospects of the Corporation or CopperCo or the market price or value of the common shares or any other securities of the Corporation or CopperCo or the marketability of the Offered Securities;

the state of the financial markets is such that in the sole opinion of the Agents it would be unprofitable to offer or continue to offer for sale the Offered Securities;

any order or ruling is issued, or any inquiry, action, suit, proceeding or investigation (whether formal or informal) is instituted or announced or threatened in relation to the Corporation, CopperCo or Rubicon or any of

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the directors, officers or principal shareholders of the Corporation, CopperCo or Rubicon (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the common shares of the Corporation or CopperCo or any other securities of the Corporation or CopperCo (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the Underlying Securities or any other securities of the Corporation or CopperCo (other than one based solely upon the activities or alleged activities of the Agents) or any law or regulation is promulgated or changed which prevents or restricts trading in or the distribution of the Offered Securities, the common shares of the Corporation or CopperCo or any other securities of the Corporation or CopperCo;

any order to cease or suspend trading in any securities of the Corporation, CopperCo or Rubicon is made, threatened or announced by the Stock Exchange or any other securities regulatory authority; or

the Corporation, CopperCo or Rubicon is in breach of any material term, condition, covenant or agreement contained in this Agreement or in any Subscription Agreement and any such default is not cured within 10 days of such party being notified of such default or any representation or warranty given by the Corporation, CopperCo or Rubicon in this Agreement or in any Subscription Agreement is or becomes untrue, false or misleading.

Rights on Termination: Any termination by the Agents pursuant to subsection 00 hereof shall be effected by notice in writing delivered by the Lead Agent to the Corporation at the address thereof as set out in section 0 hereof. The right of the Agents to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agents may have in respect of any default, act or failure to act of the Corporation, CopperCo or Rubicon in respect of any of the matters contemplated by this Agreement. In the event of a termination by the Agents pursuant to subsection 00 hereof there shall be no further liability on the part of the Agents to the Corporation, CopperCo or Rubicon or of the Corporation, CopperCo or Rubicon to the Agents except any liability which may have arisen or may thereafter arise under either section 0 or 0 hereof.

Indemnity and Contribution

In this section 0, the word "Corporation" shall refer to each of Africo and CopperCo.
Indemnity: The Corporation hereby covenants and agrees to protect, indemnify and save harmless the Agents and each investment dealer which is a member of any agency group formed by the Agents in connection with the Offering, each of the associates and affiliates of each of them and the respective directors, officers, employees, shareholders, partners, advisors and agents of each of the Agents and each investment dealer which is a member of any agency group formed by the

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Agents in connection with the Offering and of each of the associates and affiliates of each of them (in this section 0 each an "Indemnified Person" and collectively the "Indemnified Persons") from and against all losses (other than a loss of profits), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expenses of counsel on a solicitor and his own client basis incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to, enforcing the provisions of this Agreement or any Subscription Agreement, or:

the Agents having acted as the agent of the Corporation in respect of the Offering (other than by reason of the negligence, willful misconduct or bad faith of the Agents);

any statement or information contained in the Information which at the time and in light of the circumstances under which it was made containing or being alleged to contain a misrepresentation or being or being alleged to be untrue, false or misleading;

the omission or alleged omission to state in the Information any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

any order made or inquiry, investigation or proceeding commenced or threatened by any officer or official of the Stock Exchange, any securities commission or authority or any other competent authority, not based upon the activities or the alleged activities of any of the Agents in connection with the Offering;

the material non-compliance or alleged non-compliance by the Corporation with any of the Securities Laws of the Offering Jurisdictions or any other applicable law in connection with the transactions contemplated herein;

any negligence or willful misconduct by the Corporation relating to or connected with the sale by the Corporation of the Offered Securities;

any misrepresentation or alleged misrepresentation (except any made by the Agents and for which the Agents did not rely on any information provided by the Corporation or anyone acting on its behalf) relating to the Offering or the Offered Securities, whether oral or written and whether made during and in connection with the Offering or in respect of the trading of the Offered Securities in the secondary market after the completion of the Offering, where such misrepresentation or alleged misrepresentation may give or gives rise to any other liability under any statute in any jurisdiction which is in force on the date of this Agreement or which comes into force after that date;

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any failure or alleged failure to make timely disclosure of material change by the Corporation, whether such failure or alleged failure occurs during the Offering or after the completion of the Offering, where such failure relates to the Offering or the Offered Securities and may give or gives rise to any liability under any statute in any jurisdiction which is in force on the date of this Agreement or which comes into force after that date; or

the breach of, or default under, any material term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading.

If any matter or thing contemplated by this section 0 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder, such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim and the Corporation shall be entitled, but not required, to assume the defence of any action, suit or proceeding brought to enforce such claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other of them and the Corporation shall not be liable for any settlement of any such claim unless it has consented in writing to such settlement.
Counsel: In any claim referred to in section 0 hereof, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

the Corporation fails to assume the defence of such claim on behalf of the Indemnified Person within ten days of receiving notice of such claim;

the Corporation and the Indemnified Person shall have mutually agreed to the retention of such separate legal counsel; or

the named parties to such claim (including any added, third or impleaded parties) include both the Corporation and the Indemnified Person and the Indemnified Person has been advised by legal counsel that representation of both the Corporation and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing interests between them;

in which event or events the fees and disbursements of such separate legal counsel shall be paid by the Corporation, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this subsection 0, all Indemnified Persons shall be represented by one

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separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Corporation, unless:
the Corporation and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

Waiver of Right: The Corporation hereby waives its right to recover contribution from the Agents and the other Indemnified Persons with respect to any liability of the Corporation by reason of or arising out of the indemnity provided by the Corporation in this section 0; provided, however, that such waiver shall not apply in respect of an Agent for any liability directly caused or incurred by reason or arising out of any information or statements relating solely to, and provided by, such Agent or any failure by such Agent in connection with the Offering to provide to Purchasers any document which the Corporation is required to provide to the Purchasers and which the Corporation has provided or made available to the Agents to forward to the Purchasers.

Contribution:

In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this section 0 is, for any reason of policy or otherwise, held to be unavailable to or unenforceable by, in whole or in part, an Indemnified Person other than in accordance with the provisions of this section 0, the Corporation shall contribute to the aggregate losses (other than a loss of profit), claims, damages, payments, liabilities, costs, fines, penalties and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expenses of counsel on a solicitor and his own client basis incurred obtaining advice in respect of, or in defending or settling, any such claim, action, suit or proceeding) of the nature contemplated by such indemnity incurred or paid by the Indemnified Person in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Person on the other hand in connection with the Offering but also the relative fault of the Corporation on the one hand and the Indemnified Person on the other hand in connection with the matters, things and actions which resulted in such losses, claims, damages, payments, liabilities, costs, fines, penalties or expenses as well as any other relevant equitable considerations or, if such allocation is not permitted by applicable law, in such proportion so that the Indemnified Person shall be responsible for the proportion represented by the percentage that the Agents' fee per Offered Security bears to the Purchase Price and the Corporation shall be responsible for the balance, whether or not they are a party to the same or separate claims; provided, however, that no Person who has engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default shall be entitled to

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contribution from any Person who has not engaged in any dishonesty, fraud, fraudulent misrepresentation, negligence or wilful default and further provided that in no event shall any Agent be responsible for any amount in excess of the cash fee actually received from the Corporation under this Agreement and retained by such Agent. For purposes of this subsection 0, relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact relates to information supplied by the Corporation on the one hand or the Agents on the other hand and the relevant intent, knowledge, access to information and opportunity to correct or prevent any such untrue statement or omission of the Corporation and the Indemnified Person.

In the event that the Corporation is held to be entitled to contribution from the Agents under the provisions of any statute or law, the Corporation shall be limited to such contribution in an amount not exceeding the lesser of:

the portion of the amount of the loss or liability giving rise to such contribution for which the particular Agent is responsible as determined in accordance with subsection 0 above; and

the amount of the cash fee actually received from the Corporation under this Agreement and retained by such Agent.

For purposes of this subsection 00, each party hereto shall give prompt notice to the other parties hereto of any claim, action, suit or proceeding threatened or commenced in respect of which a claim for contribution may be made under this subsection 0.

Held in Trust: To the extent that the indemnity contained in subsection 0 hereof is given in favour of a Person who is not a party to this Agreement, the Corporation hereby constitutes the Lead Agent as trustee for such Person for such indemnity and the covenants given by Corporation to such Person in this Agreement. the Lead Agent hereby accepts such trust and holds such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Lead Agent in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

Expenses

Whether or not the purchase and sale of the Offered Securities shall be completed as contemplated by this Agreement, all expenses of or incidental to the issue, sale and delivery of the Offered Securities and of or incidental to all matters in connection with the transaction herein set out shall be borne by the Corporation including, without limitation, the reasonable fees and disbursements (including applicable taxes) of legal counsel for the Agents and the reasonable out-of-pocket expenses (including applicable taxes) of the Agents.

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Conditions
All of the terms and conditions contained in this Agreement to be satisfied by the Corporation, CopperCo or Rubicon prior to the Closing Time shall be construed as conditions and any breach or failure by the Corporation, CopperCo or Rubicon to comply with any of such terms and conditions shall entitle the Agents to terminate the obligations thereof to complete the Closing by written notice to that effect given by the Lead Agent to the Corporation prior to the Closing Time. It is understood and agreed that the Agents may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights thereof in respect of any other such term and condition or any other or subsequent breach or non-compliance; provided that to be binding on the Agents any such waiver or extension must be in writing and signed by or on behalf of the Agents. If the Agents shall elect to terminate the obligations thereof to complete the Closing as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation or CopperCo hereunder shall be limited to the indemnity referred to in section 0 hereof, the right to contribution referred to in section 0 hereof and the payment of expenses referred to in section 0 hereof, and Rubicon shall have no liability whatsoever.
Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:
in the case of the Corporation and CopperCo:

Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Attention:  Chris Theodoropoulos
Telecopier:  604-685-9798

with a copy to:

Getz Prince Wells LLP
Suite 1810 - 1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Attention:  Zahra H. Ramji
Telecopier: 604-685-9798

in the case of Rubicon:

Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Attention: David Adamson
Telecopier: 604-623-3355

with a copy to:

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Davis & Company LLP
2800 Park Place 666 Burrard Street
Vancouver, BC V6C 2Z7

Attention: Don Collie
Telecopier: 604-605-3797

in the case of the Agents:

Canaccord Capital Corporation
BCE Place
Suite 3000
P.O. Box 516
161 Bay Street
Toronto, Ontario
M5J 2S1

Attention: Craig G.H. Warren
Telecopier: 416-869-3876

- and to -
TD Securities Inc.
TD Tower
700 West Georgia Street, Suite 1700
Vancouver, British Columbia
V7Y 1B6

Attention: Matthew Quinlan
Telecopier: 604-654-3671

- and to -
Haywood Securities Inc.
Suite 2000
400 Burrard Street
Vancouver British Columbia V6C 3A6
Canada

Attention: Frank Stronach
Telecopier: 604-697-7495

with a copy to:
Fraser Milner Casgrain LLP
Barristers & Solicitors
Suite 3900
100 King Street West
1 First Canadian Place
Toronto, Ontario
M5X 1B2

Attention: Michael Melanson
Telecopier: 416-863-4592
The Corporation, CopperCo, Rubicon or any of the Agents may change their respective addresses for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

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Miscellaneous
Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdiction of the courts of such province.

Time of Essence: Time shall be of the essence of this Agreement.

Survival: All representations, warranties, covenants and agreements of the Agents, the Corporation, CopperCo and Rubicon herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the other parties to this agreement, regardless of any subsequent disposition of the Subscription Receipt Shares, the Warrants, the Warrant Shares or the Broker Unit Shares or Broker Unit Warrant Shares or any investigation by or on behalf of the Agents with respect thereto.

Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

Entire Agreement: This Agreement constitutes the entire agreement between the Corporation, CopperCo and Rubicon and the Agents in connection with the issue and sale of the Offered Securities by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation, CopperCo or Rubicon and the Lead Agent.

Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

Several Representations: Each and every obligation, covenant, representation or warranty of CopperCo, Africo and Rubicon contained herein is several, and not joint.

Press Releases: If the Offering is successfully completed, and provided that the Lead Agent is not in breach of any material provision hereof, the Lead Agent will be permitted to publish, at the Lead Agent’s own expense, such advertisements or announcements relating to the services provided hereunder in such newspaper or other publications as the Lead Agent considers appropriate.

Language: The parties hereto acknowledge and confirm that they have requested that this Agreement as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et

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confirment qu'elles ont convenu que la présente convention ainsi que tous les avis et documents qui s'y rattachent soient rédigés dans la langue anglaise.

Authority of Lead Agent: All actions which must or may be taken by the Agents in connection with this Agreement, including any agreement, waiver, order, notice (other than a notice pursuant to section 11 or section 12 hereof), direction, receipt or other action to be made, given or taken by the Agents hereunder may be made, given or taken by the Lead Agent on behalf of the Agents and the Corporation shall accept notification of any such actions from, and deliver the certificates representing the Offered Securities to, or to the order of, the Lead Agent. The Lead Agent acknowledges that where practicable to do so it will discuss any action to be taken by it hereunder with the other Agents prior to taking such action, provided that the failure of the Lead Agent so to discuss will not detract from the right of the Corporation to rely on the action of the Lead Agent in accordance with the provisions of this subsection.

Rubicon as Contracting Party: For greater certainty, Rubicon is entering into this Agreement only for the purpose of making the representations, warranties and covenants specifically attributable to Rubicon, and Rubicon is not guaranteeing or jointly making any of the representations, warranties or covenants of Africo or CopperCo.

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Would you kindly confirm the agreement of the Corporation to the foregoing by executing 10 duplicate copies of this Agreement and thereafter returning 10 such executed copies to Canaccord Capital Corporation.

Yours truly,
CANACCORD CAPITAL CORPORATION	TD SECURITIES INC.
By:	By:

HAYWOOD SECURITIES INC.
By:

The undersigned hereby accepts and agrees to the foregoing as of the day of November, 2006.
AFRICO RESOURCES LTD.
By:

COPPERCO RESOURCE CORP.
By:

RUBICON MINERALS CORPORATION
By:

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Schedule A

Form of Opinion

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- -

Schedule B

Officers' Certificate

TO:  CANACCORD CAPITAL CORPORATION
AND TO: TD SECURITIES INC.
AND TO: HAYWOOD SECURITIES INC.
AND TO: FRASER MILNER CASGRAIN LLP
AND TO: PURCHASERS OF SUBSCRIPTION RECEIPTS OF AFRICO RESOURCES LTD.

CERTIFICATE

The undersigned, Chris Theodoropoulos, director and Chairman of Africo Resources Ltd. (the "Corporation"), and David Adamson, director of the Corporation, hereby certify, for and on behalf of the Corporation in their capacity as officers of the Corporation and not in their personal capacity, after having made due inquiry, that the following facts, matters and information are true and accurate and not misleading in any material respect:
1.
The facts, matters and information certified to herein are based on one or more of knowledge and information available or provided to us and our honest belief and all statements made in this certificate represent our reasonably held honest belief as to the facts, matters, information and belief possessed by us. We have used our best efforts to become informed of and about the facts, matters and information certified to herein and have sought the advice of counsel for the Corporation on those matters certified to herein which involve matters of law and have relied upon such advice to the extent that those matters involve matters of law.

2.
The Corporation has complied with all covenants and agreements contained in, and has satisfied all of the terms and conditions of, the Agency Agreement to be complied with and satisfied by the Corporation at or prior to the Closing Time.

3.
The representations and warranties of the Corporation contained in the Agency Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated thereby.

4.
Since July 7, 2006, except as disclosed in the Information, there has been no material adverse change (whether actual, anticipated, proposed, prospective or threatened) in the financial condition, assets, liabilities (contingent or otherwise), business, affairs, operations or prospects of the Corporation or in the capital of the Corporation.

5.	No transaction of a nature material to the Corporation has been entered into by the Corporation, except as disclosed in the Information.

6.	There are no contingent liabilities affecting the Corporation which are material to the Corporation.

7.
No order, ruling or determination having the effect of ceasing or suspending the sale or ceasing, suspending or restricting trading in the Offered Securities, the Common Shares or any other securities of the Corporation has been issued or made by any stock exchange,

8.
securities commission or other regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for such purpose have been instituted or are pending, or are contemplated or threatened under any of the Securities Laws of the Offering Jurisdictions or by any stock exchange (including the Stock Exchange), securities commission or other regulatory authority.

9.
Except as disclosed in the Information, there are no actions, suits, proceedings or enquiries pending or, to the best of their knowledge, threatened against or affecting the Corporation or to which any property or assets of the Corporation is subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may, in any way, materially and adversely affect the Corporation.

10.
No failure or default on the part of the Corporation exists under any law or regulation applicable to the Corporation or under any licence, permit, contract, agreement or other instrument to which the Corporation is a party or by which the Corporation is bound, which may in any way materially and adversely affect the Corporation and the execution, delivery and performance of the Agency Agreement and the performance by the Corporation of its obligations thereunder will not result in any such default.

11.
This certificate is being made and delivered pursuant to subparagraph 5(a)(ii)E of the agency agreement dated November 23, 2006 between the Corporation and the Agents (the "Agency Agreement") and we acknowledge that the addressees hereof will be relying on this certificate.

Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this certificate and not defined herein but defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement. The undersigned acknowledge that they are familiar with the definitions given to the capitalized words and terms in the Agency Agreement and such definitions are hereby incorporated by reference.
IN WITNESS WHEREOF the undersigned have executed this certificate as of the 23rd day of November, 2006.

CHRIS THEODOROPOULOS, Chairman and Director

DAVID ADAMSON, Director

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Schedule C

Agents' Certificate

TO:  <>

CERTIFICATE

In connection with the private placement of common shares (the "U.S. Offered Securities") of <> (the "Corporation") with U.S. "accredited investors" (the "U.S. Private Placees") pursuant to subscription agreements accepted as of <>, 200<>, by the Corporation, Canaccord Capital Corporation, one of the agents referred to in the agency agreement dated as of <>, 200<> between Canaccord Capital Corporation, TD Securities Inc. and Haywood Securities Inc. (collectively the "Agents") and the Corporation (the "Agency Agreement"), and Canaccord Capital (USA) Inc., as placement agent in the United States for the Agents (the "Placement Agent"), do hereby certify that:
1.
the Placement Agent is a registered broker or dealer with the National Association of Securities Dealers, Inc. (the "NASD") and the United States Securities and Exchange Commission (the "SEC") and is in good standing with the NASD and the SEC on the date hereof, and on the date the units were offered;

2.
all offers and sales of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person have been effected in accordance with all applicable U.S. broker-dealer requirements under the Securities Exchange Act of 1934, as amended (United States) and applicable state securities laws;

3.
no written material was used in connection with the offer or sale of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, other than a subscription agreement in the form agreed to by the Corporation and the Agent;

4.
we have reasonable grounds to believe and do believe that each offeree of U.S. Offered Securities was an "accredited investor" as defined in Rule 501(a) under the Securities Act of 1933 (United States) as amended (the "1933 Act"), and, on the date hereof, we continue to believe that each U.S. Private Placee is an accredited investor within the meaning of Regulation D under the 1933 Act ("Regulation D");

5.
no form of "general solicitation" or "general advertising" (as those terms are used in Regulation D) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, and the Placement Agent did not act in any manner involving a public offering (within the meaning of subsection 4(2) of the 1933 Act), in either case, in connection with the offer or sale of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person;

6.
prior to any sale of U.S. Offered Securities in the United States or to, or for the account or benefit of, a U.S. Person, we caused each U.S. Private Placee to deliver a subscription agreement in a form acceptable to the Corporation; and

7.	the offering of the common shares in the U.S. has been conducted by us and our affiliates in accordance with the terms of the Agency Agreement.

Words and terms with the initial letter or letters thereof capitalized in this certificate and defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement unless otherwise defined herein.
Dated this <> day of <>, 2006.

CANACCORD CAPITAL CORPORATION By:	CANACCORD CAPITAL (USA) INC. By: